June 30, 1999

Mr. Tim O'Connor
Attorney at Law
7730 East Belleview, Suite 102
Englewood, Colorado 80111


Dear Tim:

This letter will follow up our telephone discussions regarding the invoice from your firm for professional legal services rendered to Integrated Spatial Information Solutions, Inc. ("Company"). This letter will set forth the terms of our agreement regarding payment to your firm for such professional services.

The most recent invoice from your firm shows a balance due, excluding interest charges, of $13,336.35. We have agreed that the Company will compensate your firm and pay the invoice by paying you a cash portion equal to $6,668.17 in four monthly installments beginning July 15, 1999 and by providing you with the option to acquire 25,106 shares of the Company's common stock. You have the option ("Option") to apply the invoice amount to acquire the common stock at the price of $.2656 per share, which was the per share market price on the date we reached our agreement. The Option to acquire common stock of the Company is not transferable. Any common stock issued upon the exercise of such Option will be issued in your name. You have elected to exercise the Option.

In order to permit the subsequent sale of the common stock you acquire by your exercise of the Option, the Company will promptly prepare and file a registration statement with the U.S. Securities and Exchange Commission ("SEC") to register share of its common stock, including the share that will be issued to you. The Company will seek to obtain an effective date for the registration statement as soon as permitted by the Staff of the SEC.


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Mr. Tim O'Connor
June 30, 1999
Page Two


When the registration statement is declared effective, the Company will also issue to you a promissory note to be used as security for the timely payment of Puts that you may exercise. The promissory note will be substantially in the form included with this letter. If the Company does not pay you as agreed for a Put you have exercised, you have the right to declare that all Puts will be accelerated and immediately exercisable. If the Company defaults on the payment of Puts under your right to acceleration of the Puts, you may make demand for payment under the promissory note. The exercise of the demand promissory note will cause all Puts to be void.

Beginning thirty (30) days after the registration statement is declared effective by the SEC, you will have the right to require the Company to repurchase up to 6,276.50 shares of the Option common stock each month at the price of $.2656 per share, or up to $1,667.04 per month. (The right to require repurchase is called a "Put").

You may exercise one Put per month on the 15th of each month, with five (5) business days notice to the Company. The Company must pay the Put by the later of the 20th of the month or the date the Company receives the properly endorsed certificates for the Put shares. Each respective Put shall expire on the 15th of the month if not exercised. The balance of the promissory note will be reduced by the corresponding amount of any Put that is exercised or that expires.

If this letter correctly sets forth the terms of our agreement, please sign below and return a signed copy to me.

Sincerely,


/s/JOHN C. ANTENUCCI
John C. Antenucci
President of ISIS

JCA/bp



/s/ TIM O'CONNOR                        June 30, 1999
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Tim O'Connor                            Date